

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Jarrod Yahes
Chief Financial Officer
Shutterstock, Inc.
350 Fifth Avenue, 21st Floor
New York , NY 10118

> **Re: Shutterstock, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 13, 2020**
> **File No. 001-35669**

Dear Mr. Yahes:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology